Exhibit 99.1

DoubleDown Interactive Announces

Results of 2023 Annual General Meeting

SEATTLE, WASHINGTON – March 29, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company, delivering unique player experiences across a variety of genres, announced today that at the annual general meeting of shareholders (the “AGM”) held on March 29, 2023 at 11:00 a.m., Korea Standard Time (March 28, 2023 at 10:00 p.m., U.S. Eastern Time) in Seoul, Korea, the following actions were taken by the shareholders of record as of December 31, 2022 on the proposed resolutions:

1.	Approval of the 15th financial statements for the fiscal year ended December 31, 2022;

2.	Rejection of the shareholder proposal for a declaration of a cash dividend in the aggregate amount of $50,000,000 as proposed by STIC Special Situation Diamond Limited;

3.	Approval of the amendment to business purposes of the Company under Chapter I, Article 2 of the Company’s Articles of Incorporation;

4.

Re-election of each of Yanghoon Cho and Jaesung Chung (whose current terms will expire in May 2023) as a non-executive independent director of the Company for a new three-year term commencing on May 20, 2023 and ending on May 20, 2026;

5.	Approval of the aggregate remuneration limit of KRW5,000,000,000 for independent directors and executive officers for the fiscal year ending December 31, 2023; and

6.	Ratification of the appointment of Samil PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal years ending December 31, 2023, 2024 and 2025.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Alex Thompson

Gateway Group

1-949-574-3860

DDI@gatewayir.com